Exhibit 99.2

IMMEDIATE	13 December 2002

Royal & SunAlliance re Quebec Personal Lines

Royal & SunAlliance announces that its Canadian operations have entered into an agreement with CGU Insurance Company of Canada (CGU) under which CGU will offer renewals of Royal & SunAlliance’s intermediated personal insurance business in Quebec, with effect from 1 April 2003. The consideration will be payable in the form of a commission on renewal premiums. The transaction is expected to reduce net written premium by around C$25m.

Royal & SunAlliance will continue to service policies in force, including endorsements, until the renewal date as well as the handling of claims incurred while insured by Royal & SunAlliance.

This transaction does not include those products related to national and regional group, affinity or specialty programs and risks. As part of this transaction some of Royal & SunAlliance’s Quebec personal insurance and claims department employees will be offered positions with CGU Insurance Company of Canada.

--ENDS--